Exhibit 12.0

COOPER INDUSTRIES PLC

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollar Amounts in Thousands)

(Unaudited)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Interest Expense	$69,150	$51,450	$64,200	$70,400	$51,000
Estimated Interest Portion of Rent Expense	14,000	14,800	14,284	14,058	12,132

Fixed Charges	$83,150	$66,250	$78,484	$84,458	$63,132

Income From Continuing Operations Before Income Taxes	$757,200	$530,100	$482,700	$807,200	$826,200
Add: Fixed Charges	83,150	66,250	78,484	84,458	63,132
Distributed income of Equity Investees	48,366	—	—	—	—
Less: Equity in (Income) Losses of Equity Investees	(66,780)	(22,768)	—	7,765	(265)

Earnings Before Fixed Charges	$821,936	$573,582	$561,184	$899,423	$889,067

Ratio of Earnings to Fixed Charges	9.9X	8.7X	7.2X	10.6x	14.1x